SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

ARAMARK CORPORATION

(Name of Issuer)

Common Stock, Class A, $.01 Par Value Per Share

Common Stock, Class B, $.01 Par Value Per Share

(Title of Class of Securities)

Common Stock, Class B: 038521100

(CUSIP Number)

James C. Morphy, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Class B Common Stock CUSIP No. 038521100	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Joseph Neubauer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 23,945,409 shares, Class A Common Stock[1] 23,945,409 shares, Class B Common Stock[2]
8. SHARED VOTING POWER None
9. SOLE DISPOSITIVE POWER 23,945,409 shares, Class A Common Stock[1] 23,945,409 shares, Class B Common Stock[2]
10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,945,409 shares, Class A Common Stock[1] 23,945,409 shares, Class B Common Stock[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2% Class A Common Stock[3] 16.5% Class B Common Stock[3]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Includes (i) 122,112 shares, which represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the Issuer’s Retirement Savings Plan for Salaried Employees, (ii) 3,374,469 shares held by The Neubauer Family Foundation (the “Foundation”), and (iii) 50,000 shares issuable currently or within 60 days upon exercise of outstanding options. The Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock that may be beneficially owned by GS Capital Partners V Fund, L.P., CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Partners, L.P., Warburg Pincus Private Equity IX, L.P. or any of their affiliates (collectively, the “Sponsors”).

[2]	Constitutes the 23,945,409 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of any shares of Class B Common Stock that may be beneficially owned by the Sponsors.

[3]	Based on 58,116,549 shares of Class A Common Stock and 121,287,341 shares of Class B Common Stock outstanding at April 28, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 10, 2006 (the “Reported Shares Outstanding”).

Class B Common Stock CUSIP No. 038521100	13D	Page 3 of 6 Pages

SCHEDULE 13D

This Amendment No. 17 amends the Schedule 13D, as amended, filed by Joseph Neubauer (the “Reporting Person”) with the Securities and Exchange Commission on May 1, 2006.

Item 1.	Security and Issuer.

This Amendment No. 17 relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B common stock, par value $0.01 per share (the “Class B Common Stock”) (together, the “Issuer Common Stock”), of ARAMARK Corporation (the “Issuer”). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Each share of Class A Common Stock is convertible at the option of the Reporting Person into one share of Class B Common Stock. Therefore, the Reporting Person is deemed to beneficially own the shares of Class B Common Stock into which his Class A Common Stock (including shares of Class A Common Stock issuable currently, or within 60 days, upon the exercise of outstanding stock options) are convertible. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of Class A Common Stock will result in the automatic conversion of Class A Common Stock into Class B Common Stock. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person’s beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2.	Identity and Background.

(a)	The name of the person filing this Amendment No. 17 is Joseph Neubauer.

(b)	The Reporting Person’s business address is c/o ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(c)	The Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of August 8, 2006, among RMK Acquisition Corporation, a Delaware corporation (“MergerCo”), RMK Finance L.L.C., a Delaware limited liability company (“SibCo”), and the Issuer (the “Merger Agreement”), which are described in Item 4 below, is approximately $8.3 billion.

In separate Sponsor Equity Commitment Letters, dated August 8, 2006 (the “Sponsor Equity Commitment Letters”), each of the Sponsors agreed, subject to certain conditions, to contribute an aggregate of $1.6 billion in cash to MergerCo in exchange for shares of common stock, par value $.10 per share, of MergerCo (the “MergerCo Common Stock”), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are attached hereto as Exhibits 7.01 through 7.05 and incorporated by reference in their entirety into this Item 3.

In addition, the Reporting Person entered into a Rollover Equity Commitment Letter, dated as of August 8, 2006 (the “Rollover Equity Commitment Letter”), pursuant to which the Reporting Person agreed, subject to certain conditions, to contribute up to approximately 8.5 million shares of Class A Common Stock to MergerCo (the “Rollover Shares”) in exchange for shares of MergerCo Common Stock. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.06 and incorporated by reference in its entirety into this Item 3.

Class B Common Stock CUSIP No. 038521100	13D	Page 4 of 6 Pages

In addition, SibCo entered into a Debt Commitment Letter with JP Morgan Chase Bank, N.A., J.P. Morgan Securities, Inc., and Goldman Sachs Credit Partners L.P. (collectively, the “Lenders”), dated as of August 8, 2006 (the “Debt Commitment Letter”), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $7.075 billion in debt financing, through a combination of senior secured facilities, a senior increasing rate bridge facility, and a senior subordinated increasing rate bridge facility, to SibCo, which financing will be used to fund the merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 7.07 and incorporated by reference in its entirety into this Item 3.

Finally, in separate Letter Agreements, each dated as of August 8, 2006 (the “Letter Agreements”), each of the Sponsors (except J.P. Morgan Partners (BHCA), L.P.), and J.P. Morgan Partners, LLC unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of MergerCo’s payment obligations under the Merger Agreement, in each case subject to a cap of $30 million (except in the case of CCMP Capital Investors II, L.P. and J.P. Morgan Partners, LLC, for which the aggregate cap is $30 million). This summary of the Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Letter Agreements, which are attached hereto as Exhibits 7.08 through 7.12 and incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction.

On August 8, 2006, the Issuer announced in a Press Release (the “Press Release”) that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Issuer Common Stock (other than any Rollover Shares owned by MergerCo, Parent, SibCo, ARAMARK Intermediate HoldCo Corporation, a Delaware corporation (“HoldCo”) or the Issuer) would be converted into the right to receive $33.80 per share in cash. The Press Release is attached hereto as Exhibit 7.13 and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7.14 and incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, the Reporting Person entered into a Voting Agreement with SibCo, dated as of August 8, 2006 (the “Voting Agreement”), pursuant to which the Reporting Person agreed, subject to certain conditions, to vote his Issuer Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7.15 and incorporated by reference in its entirety into this Item 4.

MergerCo, SibCo, the Sponsors, and the Reporting Person entered into an Interim Investors Agreement, dated as of August 8, 2006 (the “Interim Investors Agreement”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by MergerCo. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is attached hereto as Exhibit 7.16 and incorporated by reference in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding Issuer Common Stock (other than Rollover Shares). If the Transactions are consummated, the Class B Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by the Sponsors, the Reporting Person, and certain members of the Issuer’s management who elect to participate in the Transactions.

Item 5.	Interest in Securities of the Issuer.

(a)

The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as of the date hereof is 23,945,409. These shares include (i) 122,112 shares, which represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the Issuer’s Retirement Savings Plan for Salaried Employees (with respect to which the Reporting Person has sole voting and disposition power), (ii) 3,374,469 shares held by the Foundation, of which the Reporting Person is a co-trustee and effectively has sole voting and dispositive power, and (iii) 50,000 shares issuable currently or within 60 days upon exercise of outstanding options. Each share of Class A Common Stock is convertible at the holder’s option into one share of Class B Common Stock of the Issuer. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of a share of Class A Common Stock will result in the automatic conversion of such share into one share of Class B Common Stock. Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

Class B Common Stock CUSIP No. 038521100	13D	Page 5 of 6 Pages

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as of the date hereof is 23,945,409. These shares constitute the 23,945,409 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by the Reporting Person.

The Reporting Person, together with the Sponsors, may be deemed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Person disclaims beneficial ownership of any shares of Issuer Common Stock that may be beneficially owned by the Sponsors. The Reporting Person does not have affirmative information about any such shares that may be beneficially owned by the Sponsors as of the date hereof.

The percentage of outstanding Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person (determined in accordance with Rule 13d-3 under the Exchange Act), based on the Reported Shares Outstanding, is approximately 41.2% and 16.5%, respectively.

(b)

The Reporting Person effectively has sole power to vote and sole power to dispose or direct the disposition of the 23,945,409 shares of Class A Common Stock and the 23,945,409 shares of Class B Common Stock referenced in the preceding paragraphs.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01.	GS Capital Partners V Fund, L.P. Equity Commitment Letter, dated August 8, 2006.

Exhibit 7.02.	CCMP Capital Investors II, L.P. Equity Commitment Letter, dated August 8, 2006.

Exhibit 7.03.	J.P. Morgan Partners (BHCA), L.P. Equity Commitment Letter, dated August 8, 2006.

Exhibit 7.04.	Thomas H. Lee Partners, L.P. Equity Commitment Letter, dated August 8, 2006.

Exhibit 7.05.	Warburg Pincus Private Equity IX, L.P. Equity Commitment Letter, dated August 8, 2006.

Exhibit 7.06.	Rollover Equity Commitment Letter, dated August 8, 2006.

Exhibit 7.07.	Debt Commitment Letter, dated August 8, 2006.

Exhibit 7.08.	GS Capital Partners V Fund, L.P. Letter Agreement, dated August 8, 2006.

Exhibit 7.09.	CCMP Capital Investors, L.P. Letter Agreement, dated August 8, 2006.

Exhibit 7.10.	J.P. Morgan Partners, LLC Letter Agreement, dated August 8, 2006.

Exhibit 7.11.	Thomas H. Lee Partners, L.P. Letter Agreement, dated August 8, 2006.

Exhibit 7.12.	Warburg Pincus Private Equity IX, L.P. Letter Agreement, dated August 8, 2006.

Exhibit 7.13.	Press Release, dated August 8, 2006.

Exhibit 7.14.	Agreement and Plan of Merger, by and between RMK Acquisition Corporation, RMK Finance LLC, and ARAMARK Corporation, dated as of August 8, 2006.

Exhibit 7.15.	Voting Agreement, by and between RMK Finance LLC and Joseph Neubauer, dated as of August 8, 2006.

Exhibit 7.16.	Interim Investors Agreement, by and among RMK Acquisition Corporation, RMK Finance LLC, GS Capital Partners V Fund, L.P., J.P. Morgan Partners (BHCA), L.P., CCMP Capital Investors II, L.P., Thomas H. Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P., and Joseph Neubauer, dated as of August 8, 2006.

Class B Common Stock CUSIP No. 038521100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2006

/s/ JOSEPH NEUBAUER
Joseph Neubauer